November 1, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall, Assistant Director

         Division of Corporate Finance

Re:	Arc Logistics Partners LP

Registration Statement on Form S-1 (File No. 333-191534)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Arc Logistics Partners LP (the “Partnership”) proposed initial public offering of up to 6,000,000 common units representing limited partner interests in the Partnership (and up to an additional 900,000 common units upon exercise of an option), we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on November 5, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated October 25, 2013, through the date hereof:

Preliminary Prospectus dated October 25, 2013:

5,286 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jordan Kozar

Name:	Jordan Kozar

Title:	Vice President

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale

Title:	Vice President